SEC 03012178 COMMISSION 549

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SEC FILE NUMBER
8- 50992

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Castlewood Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., 20th Floor
(No. and Street)

Chicago, IL 60604
(City) (State) (Zip Code)

SEC RECEIVED FEB 28 2003 WASH, D.C. 207 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman (312) 692-5007
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ravid & Bernstein LLP
(Name — if individual, state last, first, middle name)

230 W. Monroe Street, Suite 330, Chicago, IL 60606
(Address) (City) (State) (Zip Code)

PROCESSED MAR 18 2003 THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Fred Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castlewood Securities, LLC, as of December 31, ~~19~~XX 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A RHODES
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 03/08/08

Patricia A. Rhodes
Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTLEWOOD SECURITIES, LLC

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION AND INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2002

CASTLEWOOD SECURITIES, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT
ON FINANCIAL STATEMENTS

The Members
Castlewood Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Castlewood Securities, LLC (the Company) as of December 31, 2002, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 25, 2003

230 West Monroe Street ♦ Suite 330 ♦ Chicago, IL 60606 ♦ Tel. 312/782 4710 ♦ Fax 312/782 4711

CASTLEWOOD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$ 1,171,615
Due from clearing organization	408,956
Commissions and other receivable	82,121
Investment in NASDAQ Stock Exchange	16,300
	$ 1,678,992

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable	$ 3,620
Reserve for redemptions	387,407
Members' Capital	1,287,965
	$ 1,678,992

See Notes to Financial Statements.

CASTLEWOOD SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Commission income	$ 1,156,813	
Interest income	5,267	
Miscellaneous income	149	
Total Revenues		$ 1,162,229
EXPENSES:		
Instinet execution fees	40,383	
Exchange dues / fees	23,878	
Payroll expense	20,592	
Professional fees	3,650	
Miscellaneous expense	5,321	
Total Expenses		93,824
NET INCOME		1,068,405
MEMBERS' CAPITAL, BEGINNING OF YEAR		419,560
CAPITAL CONTRIBUTIONS		150,000
CAPITAL WITH DRAWALS		(350,000)
MEMBERS' CAPITAL, END OF YEAR		$ 1,287,965

See Notes to Financial Statements.

CASTLEWOOD SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

OPERATIONS:		
Net income	$ 1,068,405	
Adjustments to reconcile net income to net cash provided by operations:		
Increase in receivables	(76,817)	
Inrease in payables	380,027	
Net cash provided by operations		$ 1,371,615
FINANCING ACTIVITIES:		
Capital contributions	150,000	
Capital withdrawals	(350,000)	
Net cash used in financing activities		(200,000)
NET INCREASE IN CASH		1,171,615
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR		$ 1,171,615
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest		$ -

See Notes to Financial Statements.

1. Organization:

Castlewood Securities, LLC ("Company") was organized under the Limited Liability Company Act of Illinois on April 7, 1998 and approved as a National Association of Securities Dealers (NASD) member on January 5, 1999. Castlewood is a wholly-owned subsidiary of Equitec Group, LLC. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the NASD. See Note 4.

2. Significant Accounting Policies:

The Company maintains its cash in bank accounts and financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The bank accounts, at times, exceeded federal limits. The Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis.

Exchange memberships are recorded at cost or, if any non - temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

The Company records a reserve for refunds of commissions from the sale of certain annuity contracts potentially cancelled prior to the stipulated dates. Amounts reserved are charged against income and recorded as a liability. The liability is reduced as refunds are paid or the amounts are credited to income for contracts remaining in force beyond the stipulated dates.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2002 the Company had net capital of $1,268,165, which was $1,168,165 in excess of its required capital.

4. Principal Transaction Revenues:

During 2002 the Company's principal transaction revenues consisted of the following:

Commissions from execution of securities transactions	$ 66,600
Commissions from sale of annuity contracts, net	1,090,213
	$1,156,813

5. Investment in NASDAQ Stock Exchange:

As a registered NASD broker-dealer, the Company has made an investment in The NASDAQ Stock Market, Inc. by purchasing shares of its common stock. The shares are being carried at cost, which approximates fair value.

6. Related Party Transactions:

Substantially all of the Company's net commissions from the sale of insurance annuities for 2002 were from contracts sold to a limited partnership, the majority partners in which are also majority members in Equitec Group, LLC, the sole owner of Castlewood Securities, LLC. See Note 4.

CASTLEWOOD SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 1,287,965
Less:	
Investment in NASDAQ Stock Exchange	(16,300)
Receivable from affiliate	(3,500)
NET CAPITAL	1,268,165
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 1,168,165
EXCESS NET CAPITAL AT 1000%	$ 1,229,062

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 391,027
Ratio: Aggregate indebtedness to Net Capital	30.83% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2002.

RAVID & BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Castlewood Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Castlewood Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich & Bernstein LLP

February 25, 2003